First Amendment
                                                               File No.: 0-30873

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                             DOMESTIC FUNDINGS, INC.

                         (Name of Small Business Issuer)


Delaware                                                         11-3522227

(State or Other                                                  I.R.S. Employer
Jurisdiction of                                                  Identification
Incorporation or                                                 Number
Organization)


                 1040 East 22nd Street, Brooklyn, New York 11210

           (Address of Principal Executive Offices including Zip Code)


                                 (718) 692-2743

                           (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act: None


Securities to be Registered Under
   Section 12(g) of the Act:                      Common Stock, $.0001 Par Value
                                                  (Title of Class)


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


                                    PART F/S

     Financial Statements.

     Attached are audited financial statements for the Company for the period ended December 31, 1999 and unaudited financial statements for the Company for the five months ended May 31, 2000. The following financial statements are attached to this report and filed as a part thereof.

     1)   Table of Contents - Financial Statements
     2)   Report of Independent Certified Public Accountants
     3)   Balance Sheet - 12/31/99
     4)   Stockholders' Equity - 12/31/99
     5)   Statement of Cash Flows - 12/31/99
     6)   Notes to Financial Statements
     7)   Balance Sheet - 5/31/00
     8)   Statement of Income and Expenses - 5/31/00
     9)   Stockholders' Equity - 5/31/00
     10)  Statement of Cash Flows - 5/31/00


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


                          INDEX TO FINANCIAL STATEMENTS

                             DOMESTIC FUNDINGS, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS


Report of Independent
Certified Public Accountants                                               F-2

Financial Statements:

Balance Sheet - 12/31/99                                                   F-3

Statement of Stockholders' Equity - 12/31/99                               F-4

Statement of Cash Flows - 12/31/99                                         F-5

Notes to Financial Statement - 12/31/99                                    F-6

Balance Sheet - 5/31/00                                                    F-7

Statement of Income and Expenses - 5/31/00                                 F-8

Statement of Stockholders' Equity - 5/31/00                                F-9

Statement of Cash Flows - 5/31/00                                          F-10


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


                                    DON FUCHS
                           Certified Public Accountant
                                370 Brook Avenue
                            Passaic, New Jersey 07055
                                 (973) 777-9895

                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


The Board of Directors
Domestic Fundings, Inc.
1040 East 22nd Street
Brooklyn, New York 11210

Gentlemen:

     I have audited the accompanying balance sheet of Domestic Fundings, Inc. (a development stage company) as of December 31, 1999, and the related Statements of Cash Flows, and Stockholders' Equity for the period December 19, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Fundings, Inc. as of December 31, 1999, and the Statements of Cash Flows, and Stockholders' Equity for the period December 19, 1997 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage company, and has no income since inception which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

       DON FUCHS
CERTIFIED PUBLIC ACCOUNTANT

June 14, 2000


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                                  BALANCE SHEET

                                DECEMBER 31, 1999

                                     ASSETS

Current Assets:
  Cash .............................................................      $1,500
                                                                          ------

         Total Current Assets ......................................      $1,500
                                                                          ------

Other Assets:
  Organization Costs ...............................................         400
                                                                          ------

         Total Other Assets ........................................         400
                                                                          ------

         TOTAL ASSETS ..............................................      $1,900
                                                                          ------


                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accrued Expenses .................................................      $  400
                                                                          ------

         TOTAL CURRENT LIABILITIES .................................         400
                                                                          ------

Stockholder's Equity - Note 3:
  Common Stock, par value $.0001; authorized
  50,000,000 shares, issued and outstanding
  5,000,000 shares .................................................         500

  Preferred Stock, par value $.0001; authorized
  10,000,000 shares, none issued and outstanding ...................           0

  Additional Paid-In Capital .......................................       1,000
                                                                          ------

         TOTAL STOCKHOLDER'S EQUITY ................................       1,500
                                                                          ------

         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY ................      $1,900
                                                                          ------

   The accompanying notes are an integral part of these financial statements.


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                            FOR THE PERIODS INDICATED

                                              Stock                Additional
                         Common               Issued               Paid-In
                         Shares               Amount               Capital              Total
                         ---------            ---------            ---------            ---------
Issuance of Shares
 on December 19, 1997
 at par value of
 $.0001 per share        5,000,000            $     500            $   1,000            $   1,500
                         ---------            ---------            ---------            ---------


Total Stockholders'
 Equity - December
 31, 1999                5,000,000            $     500            $   1,000            $   1,500
                         ---------            ---------            ---------            ---------


The accompanying notes are an integral part of these financial statements.


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                             STATEMENT OF CASH FLOWS

                       FROM INCEPTION TO DECEMBER 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                              $    0
  Adjustments to Reconcile Net Income to
     Net Cash Provided By Operating Activities
  Increase (Decrease) In Organization Expense                 $ (400)
  Accrued Expenses                                               400
                                                               -----

     Total                                                                     0
                                                                          ------

Net Cash Provided By Operating Activities                                      0

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Common Stock For Cash                            1,500
                                                               -----


Net Cash Provided By Financing Activities                                  1,500
                                                                          ------

NET INCREASE IN CASH                                                       1,500

CASH BALANCE - BEGINNING OF PERIOD                                             0
                                                                          ------

CASH BALANCE - DECEMBER 31, 1999                                          $1,500
                                                                          ------


   The accompanying notes are an integral part of these financial statements.


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


NOTE 1 - BASIS OF PRESENTATION

     Domestic Fundings, Inc. was organized under the laws of the State of Delaware on December 19, 1997 and has adopted a fiscal year ending December 31st. The Company has not yet begun operations and is therefore considered a development stage company. Consequently, a Statement of Income and Expenses has not been included.

NOTE 2 - ORGANIZATION COSTS

     Expenses incurred in connection with the formation of the Company have been capitalized and are being amortized over a period of five years on the straight-line method.

NOTE 3 - CAPITALIZATION

     The Company is authorized to issue 50,000,000 common shares with a par value of $.0001, and 10,000,000 blank check preferred shares with a par value of $.0001. On December 19, 1997, the Company issued a total of 5,000,000 shares of its common stock to three individuals, for a total consideration of $1,500 ($.0003 per share).

NOTE 4 - CONFLICTS OF INTEREST

     Certain conflicts of interest have existed and will continue to exist between management, their affiliates and the Company. Management have other interests including business interests to which they devote their primary attention. Management may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company and in addition, management may negotiate an acquisition resulting in a conflict of interest and possibly, a breach of directors' duty of loyalty to the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

     Pursuant to oral agreement, the Company currently utilizes the office of its sole officer and director, Nachum Blumenfrucht, at 1040 East 22nd Street, Brooklyn, New York 11210, rent-free.

     Management believes no material commitments or contingencies exist relating to computer operations.


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                                  BALANCE SHEET
                                   (Unaudited)

                                  MAY 31, 2000

                                     ASSETS

Current Assets:
  Cash                                                                  $ 1,425
                                                                        -------

         Total Current Assets                                           $ 1,425
                                                                        -------

Other Assets:
  Organization Costs                                                        367
                                                                        -------

         Total Other Assets                                                 367
                                                                        -------

         TOTAL ASSETS                                                   $ 1,792
                                                                        -------

                      LIABILITIES AND STOCKHOLDER'S EQUITY


Current Liabilities:
  Accrued Expenses                                                      $   400

         TOTAL CURRENT LIABILITIES                                          400
                                                                        -------

Stockholder's Equity:
  Common Stock, par value $.0001; authorized
  50,000,000 shares, issued and outstanding
  5,000,000 shares                                                      $   500

  Preferred Stock, par value $.0001; authorized
  10,000,000 shares, none issued and outstanding                              0

  Additional Paid-In Capital                                              1,000

  Retained Deficit                                                         (108)
                                                                        -------

         TOTAL STOCKHOLDER'S EQUITY                                       1,392
                                                                        -------

         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                     $ 1,792
                                                                        -------


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                        STATEMENT OF INCOME AND EXPENSES
                                   (Unaudited)

                 FOR THE PERIOD JANUARY 1, 2000 TO MAY 31, 2000


INCOME                                                                    $ -0-

EXPENSES:

  Bank Charges                                               $   75
  Amortization of Organization Expense                           33
                                                             ------

TOTAL EXPENSES                                                              108
                                                                         ------

NET LOSS                                                                 $ (108)
                                                                         ------


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                                   (Unaudited)

                 FOR THE PERIOD JANUARY 1, 2000 TO MAY 31, 2000

                                                Stock            Additional
                               Common           Issued           Paid-In          Retained
                               Shares           Amount           Capital          Deficit           Total
                               ---------        ---------        ---------        ---------         ---------
Issuance of Shares
 on December 19, 1997
 at par value of
 $.0001 per share              5,000,000        $     500        $   1,000                          $   1,500
                               ---------        ---------        ---------                          ---------



Total Stockholders'
 Equity - December
 31, 1999                      5,000,000              500            1,000                              1,500
                               ---------        ---------        ---------                          ---------

Net Loss For the Period
May 31, 2000                                                                           (108)             (108)
                                                                                  ---------         ---------

Total Stockholders'

 Equity - May 31, 2000         5,000,000        $     500        $   1,000             (108)        $   1,392
                               ---------        ---------        ---------        ---------         ---------


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


                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                             STATEMENT OF CASH FLOWS
                                   (Unaudited)

                 FOR THE PERIOD JANUARY 1, 2000 TO MAY 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                              $  (108)
  Adjustments to Reconcile Net Income to
    Net Cash Provided By Operating Activities:
  Amortization                                                               33
                                                                        -------

Net Cash Used By Operating Activities                                       (75)
                                                                        -------

NET DECREASE IN CASH                                                        (75)

CASH BALANCE - BEGINNING OF PERIOD                                        1,500
                                                                        -------

CASH BALANCE - MAY 31, 2000                                             $ 1,425
                                                                        -------


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


                             DOMESTIC FUNDINGS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                    Unaudited

                                  May 31, 2000


NOTE 1 - BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments considered necessary for a fair presentation have been included. These adjustments were considered usual and normal in nature. For the period ended May 31, 2000, the Company had no operational activities other than the preparation for the public offering as presented in the Balance Sheet. The recovery of assets and the continuation of the Company as a going concern are dependent upon the Company's ability to obtain additional financing and upon future profitable operations. For further information, refer to the financial statements and footnotes included in the Company's registration statement on Form 10-SB.



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


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Domestic Fundings, Inc.


                                                 By: /s/ Nachum Blumenfrucht
                                                     Nachum Blumenfrucht


July 17, 2000


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